                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For immediate release
July 13, 2005

   CanWest reports 12% increase in Q3 net earnings from continuing operations

                      Consolidated Q3 revenues increase 3%

WINNIPEG -- CanWest Global Communications Corp. today reported its financial results for the three months ended May 31, 2005, the third quarter of its 2005 fiscal year. The Company reported consolidated net earnings of $53 million or $0.30 per share for the quarter. This result was comparable to the consolidated net earnings for the same period in 2004 of $54 million or $0.31 per share. Earnings from continuing operations at $59 million or $0.33 per share were up 12% from earnings from continuing operations of $52 million or $0.30 per share reported for the same period last year. Losses from discontinued operations track to Fireworks Entertainment, the sale of which is expected to close before the end of July.

Consolidated revenues for the three month period ended May 31, 2005 increased by 3% to $810 million compared to consolidated revenues of $784 million for the same period in 2004. Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA)(1) for the quarter were $198 million, compared to consolidated EBITDA of $202 million for the same period in 2004.

Revenues for the quarter from Canadian Publishing and Online operations increased by 4% to $323 million compared to $311 million for the third quarter of 2004. Publishing and Online EBITDA was $75 million compared to $74 million last year. Publishing and online EBITDA was up approximately 5% in the quarter when losses associated with new businesses under development are excluded, notably the new free-sheet magazine DOSE, distributed in five Canadian cities, and CanWest's joint venture with Torstar and Metro SA under which CanWest has a one-third financial interest in METRO free-sheet newspapers in Vancouver and Ottawa.

The Company's South Pacific television operations continued to register strong results for the quarter. TEN Television Network recorded a 3% gain in revenues to $194 million compared to $189 million for the same quarter one year ago. EBITDA declined 5% to $53 million due primarily to increased expenditures on programming that successfully preserved TEN's ratings in a highly competitive Australian television market. A higher exchange rate for the Canadian dollar relative to Australian currency also contributed to the EBITDA decline. In domestic currency terms, TEN's EBITDA was flat to last year. TEN maintained its ratings lead in its target 16-39 demographic and in the most recent ratings week, ended July 9th, scored 7 of the top ten shows and 12 of the top 20 among viewers in its young adult target audience. Network TEN expects a strong finish to the Australian television season as several hit programs such as BIG BROTHER are just now starting to make an impact on the ratings. In the week ended June 25 BIG



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BROTHER programs alone accounted for six of the top 20 programs in Australia in the 16-39 demographic.

Eye Corp., TEN's out-of-home advertising business, maintained its strong revenue and EBITDA growth momentum with a 38% increase in revenues to $27 million and a 43% increase in EBITDA to over $5 million for the third quarter ended May 31, 2005.

CanWest MediaWorks (NZ) Limited also experienced a strong third quarter. New Zealand television, TVWorks, recorded a 16% increase in revenues for the quarter to $31 million and 27% growth in EBITDA to $6 million. Strong ratings for new current affairs and news programs, CAMPBELL LIVE, and 3 NEWS contributed significantly to the improvement. CanWest's New Zealand radio operations, RadioWorks' registered an 11% increase in revenues to $23 million for the third quarter. RadioWorks EBITDA of $5 million for the quarter decreased from $6 million recorded in the same quarter last year, as a result of costs associated with the re-branding of certain of its stations and investment in new programming.

CanWest's 45% interest in TV3 Ireland's generated EBITDA of $4 million for the quarter, a 43% increase from the prior year on revenue growth of 10% to over $10 million.

Revenue at Canadian broadcasting operations declined by 3% to $201 million from $207 million for the same quarter last year. EBITDA of $57 million for the quarter was 7% below the $61 million result for the third quarter of 2004. Compared to previous years, weaker ratings performance in difficult market conditions, contributed to the decline in revenues and EBITDA at Global.

The Company has increased significantly its investment in new programming and is optimistic about the prospects for improved ratings in the next fiscal year. New programs that the Global and CH networks have secured for the fall season include highly anticipated new dramas Prison Break and e-Ring, starring Benjamin Bratt and Dennis Hopper; HEAD CASES starring Chris O'Donnell and the ensemble dramas REUNION and SEX, LIES AND SECRETS. In addition Global has added new half-hour comedies including MY NAME IS EARL and OUT OF PRACTICE. Global and CH are also adding new Canadian shows to their line-ups including FALCON BEACH, HOUSE & HOME WITH LYNDA REEVES and REGENESIS among others.

Commenting on the third quarter results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "The increase in net earnings from continuing operations was largely attributable to reduced interest expense arising from the Company's successful debt reduction program as well as good results from our operations in Australia and New Zealand. Costs associated with the start-up of our new free-sheet publications, DOSE and METRO masked financial gains at our existing newspaper operations. All media operations recorded significant revenue increases except Canadian broadcasting, where conventional television continues to struggle. The Company will continue to invest in a strong lineup of new American and Canadian series and in expanded marketing and promotion to restore Global's ratings and to strengthen the brands of our television and newspaper operations."

Nine months ended May 31, 2005

For the nine month period ended May 31, 2005, the Company recorded consolidated revenues of $2,371 million, an increase of 6% compared to consolidated revenues of $2,246 million for the first nine months of the prior year. Consolidated EBITDA for the first nine months of fiscal



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2005 was $636 million, 7% higher than consolidated EBITDA of $596 million for the first nine months of fiscal 2004.

The Company recorded consolidated net earnings for the nine-month period of $116 million or $0.66 per share compared to a loss of $75 million or $0.43 per share for the same period last year.

Excluding all charges related to Fireworks, earnings from continuing operations for the first nine months of 2005 were $123 million or $0.69 per share compared to $135 million or $0.76 per share for the first nine months of fiscal 2004. Earnings this year have been affected by charges related to debt retirement, including swap losses, foreign exchange gains, and the $44 million loss on extinguishment of subordinated debentures (the Hollinger "PIK" notes). The total effect of these charges, net of income taxes, was $68 million for the first nine months of 2005 compared to $2 million for the same period in 2004. Excluding the effects of these charges, earnings from continuing operations for the first nine months of 2005 would have been $190 million, compared to $137 million for the same period in 2004.

 HIGHLIGHTS OF THE THIRD QUARTER

     - In March, the Company appointed David Drybrough, F.C.A, a native of Winnipeg, as Interim Chair of its Board of Directors. Mr. Drybrough replaced the Hon. Frank McKenna, who had resigned as Chair to become Canada's Ambassador to the United States of America. In April, the Company appointed two new independent directors to its Board - Mr. Derek H. Burney, OC, of Ottawa and Ms. Lisa Pankratz, CA, CFA, of Vancouver.

     - Also in March, the Company entered into a joint venture with Torstar Corporation and Metro International S.A. to publish English-language free daily newspapers in various Canadian cities. Each partner has a 33.3% financial interest in the new venture, which commenced with the launch of METRO VANCOUVER on March 14 followed shortly after by METRO OTTAWA, Metro newspapers are distributed free of charge through boxes situated in high-traffic locations including transit stops, university campuses and highly populated business districts.

     - In April 2005, the Company launched, DOSE, a revolutionary multi-media brand aimed at young Canadians. DOSE includes Canada's first free daily magazine, with 320,000 copies distributed every weekday in Calgary, Edmonton, Ottawa, Toronto and Vancouver.

     - Also in April, CanWest Entertainment International Distribution reached agreement on the sale of its international film and television program receivables. This transaction is expected to close in July.

     - In June, the Company appointed Peter Viner, a long-time CanWest executive, as President and Chief Executive Officer of CanWest MediaWorks, its Canadian media operations.

     - Also in June, a Federal Court in New York issued a preliminary injunction in favour of CanWest that will prevent the sale, merger, acquisition and similar transactions involving the Palestine Post Limited, Jerusalem Post Publications Limited, and associated publications, in order to preserve the status quo pending completion of arbitration



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          commenced by CanWest relating to ownership of the JERUSALEM POST and related properties.

     - On June 21, Network TEN declared its semi-annual dividend that will result in dividend and interest distributions of A$47.6 million to be paid to CanWest in July.

In a news release in June the Company responded to speculation among analysts and in the media regarding a possible decision by the Company to spin some or all of its Canadian media assets into an income trust structure. That possibility remains under close and active consideration and the Company expects to take such a decision this fall. In the meantime the Company remains focused upon strengthening its balance sheet and creating value for our shareholders.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company, is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.


For further information contact:

Geoffrey Elliot                                 John Maguire
Vice President, Corporate Affairs               Chief Financial Officer
Tel: (204) 956-2025                             Tel: (204) 956-2025
Fax: (204) 947-9841                             Fax: (204) 947-9841
gelliot@canwest.com                             jmaguire@canwest.com



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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)


                                                 For the three months ended      For the nine months ended
                                                           May 31,                         May 31,
                                                           -------                         -------
                                                    2005             2004           2005           2004
                                                    ----             ----           ----           ----
REVENUE
Publications and online - Canada                   323,383          311,419         938,609        912,822
                                                   -------          -------       ---------      ---------

Television
Canada                                             200,696          207,483         564,695        559,712
Australia - Network TEN                            194,452          188,766         595,876        545,832
New Zealand - 3 and C4                              30,948           26,610          89,803         78,554
Ireland - TV3                                       10,386            9,423          30,168         27,042
                                                   -------          -------       ---------      ---------
                                                   436,482          432,282       1,280,542      1,211,140

Radio - New Zealand                                 23,054           20,833          71,229         65,299

Outdoor - Australia                                 26,803           19,407          80,625         57,149
                                                   -------          -------       ---------      ---------

CONSOLIDATED REVENUE                               809,722          783,941       2,371,005      2,246,410
                                                   =======          =======       =========      =========

OPERATING PROFIT
Publications and online - Canada                    74,956           74,269         215,256        213,995
                                                   -------          -------       ---------      ---------

Television
Canada                                              56,849           61,322         138,012        147,450
Australia - Network TEN                             52,929           55,491         231,894        197,628
New Zealand - 3 and C4                               6,023            4,748          22,819         17,661
Ireland - TV3                                        4,288            2,993          11,542          8,879
                                                   -------          -------       ---------      ---------
                                                   120,089          124,554         404,267        371,618

Radio - New Zealand                                  5,120            5,927          21,115         20,944

Outdoor - Australia                                  5,327            3,737          18,024         10,361

Corporate and other                                 (7,878)          (6,120)        (22,747)       (20,657)
                                                   -------          -------       ---------      ---------

TOTAL SEGMENT OPERATING PROFIT                     197,614          202,367         635,915        596,261
   (EBITDA)(1)                                     =======          =======       =========      =========


(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap gains (losses), foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, dividend income, minority interests, interest in earnings (loss) of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings (loss).



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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (In thousands of Canadian dollars except as otherwise noted)


                                                                 For the three months ended             For the nine months ended
                                                                 --------------------------             -------------------------
                                                                  May 31,            May 31,            May 31,            May 31,
                                                                   2005               2004               2005               2004
                                                                   ----               ----               ----               ----
Revenue                                                            809,722            783,941          2,371,005          2,246,410
Operating expenses                                                 428,302            413,285          1,206,468          1,157,490
Selling, general and administrative expenses                       183,806            168,289            528,622            492,659
                                                                ----------         ----------          ---------          ---------
                                                                   197,614            202,367            635,915            596,261
Amortization of intangibles                                          4,988              4,552             14,885             13,640
Amortization of property, plant and equipment                       23,623             24,088             68,628             69,786
Other amortization                                                   1,291              1,281              3,788              3,670
                                                                ----------         ----------          ---------          ---------
Operating income                                                   167,712            172,446            548,614            509,165
Interest expense                                                   (59,003)           (85,341)          (193,337)          (258,843)
Interest income                                                        725                291              2,210              6,242
Amortization of deferred financing costs                            (3,093)            (2,043)            (8,414)            (6,060)
Interest rate and foreign currency swap gains
    (losses)                                                       (12,584)             7,004            (79,790)            (9,099)
Foreign exchange gains (losses)                                      4,263             (1,360)            28,706              3,766
Investment gains, losses and write-downs                               285                354                231             (2,460)
Loss on debt extinguishment                                             --                 --            (43,992)                --
Dividend income                                                         --              2,323                 --              3,738
                                                                ----------         ----------          ---------          ---------
                                                                    98,305             93,674            254,228            246,449
Provision for income taxes                                          18,127             19,290             54,186             47,186
                                                                ----------         ----------          ---------          ---------
Earnings before the following                                       80,178             74,384            200,042            199,263
Minority interests                                                 (22,251)           (16,691)           (78,626)           (62,290)
Interest in earnings (loss) of equity accounted
    affiliates                                                         504               (207)             1,551               (556)
Realized currency translation adjustments                              392             (5,011)              (456)            (1,885)
                                                                ----------         ----------          ---------          ---------

NET EARNINGS FROM CONTINUING OPERATIONS                             58,823             52,475            122,511            134,532
Earnings (loss) from discontinued operations                        (6,105)             1,862             (6,182)          (209,976)
                                                                ----------         ----------          ---------          ---------
NET EARNINGS (LOSS) FOR THE PERIOD                                  52,718             54,337            116,329            (75,444)
                                                                ==========         ==========          =========          =========

EARNINGS PER SHARE FROM CONTINUING OPERATIONS:
      BASIC                                                          $0.33              $0.30              $0.69              $0.76
      DILUTED                                                        $0.33              $0.30              $0.69              $0.76

EARNINGS (LOSS) PER SHARE:
      BASIC                                                          $0.30              $0.31              $0.66             ($0.43)
      DILUTED                                                        $0.30              $0.31              $0.65             ($0.43)